UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

Or

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 001-34084

POPULAR, INC. PUERTO RICO SAVINGS AND INVESTMENT PLAN

(Full title of the Plan and address of the Plan, if different from that of the issuer named below)

POPULAR, INC.

209 MUÑOZ RIVERA AVENUE

HATO REY, PUERTO RICO 00918

(Name of issuer of the securities held pursuant to the plan and the address of principal executive office)

Popular, Inc. Puerto Rico Savings and Investment Plan

Financial Statements and Supplemental Schedule

December 31, 2012 and 2011

Popular, Inc. Puerto Rico Savings and Investment Plan

Financial Statements and Supplemental Schedule

Note:	Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (“ERISA”) have been omitted because they are not applicable or not required.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

Popular, Inc. Puerto Rico Savings and Investment Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Popular, Inc. Puerto Rico Savings and Investment Plan (the “Plan”) at December 31, 2012 and 2011, and the changes in net assets available for benefits for the year ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

San Juan, Puerto Rico

June 28, 2013

Popular, Inc. Puerto Rico Savings and Investment Plan

Statements of Net Assets Available for Benefits

December 31, 2012 and 2011

	2012	2011
Assets
Investments
Plan interest in Master Trust net assets	$—	$56,062,292
Investments, at fair value	165,070,694	87,752,954

Total investments	165,070,694	143,815,246

Receivables
Participant contributions	394,812	399,797
Notes receivable from participants	512,858	689,061
Dividends and interest	3,568	3,731
Receivable for investments sold	1,227	143,074

Total receivables	912,465	1,235,663

Interest bearing deposits	20,900,962	22,045,488

Cash and cash equivalents	75,258	—

Total assets	$186,959,379	$167,096,397

Liabilities
Accrued expenses	76,700	75,200
Payable for investments purchased	41,075	39,703

Total liabilities	117,775	114,903

Net assets available for benefits	$186,841,604	$166,981,494

The accompanying notes are an integral part of these financial statements.

Popular, Inc. Puerto Rico Savings and Investment Plan

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2012

Additions to assets attributed to:
Investment income
Net appreciation in fair value of investments	$25,436,194
Allocated share of Master Trust investment income	3,342,114
Interest and dividends	3,663,395

Total investment gain	32,441,703

Interest income on notes receivable from participants	20,199

Contributions
Participants	10,540,954
Rollovers from other qualified plans	203,974

Total contributions	10,744,928

Other additions
ERISA Settlement Payments	5,283,376

Total additions	48,490,206

Deductions from assets attributed to:
Benefits and withdrawals paid to participants, including rollover distributions	28,553,396
Administrative expenses	76,700

Total deductions	28,630,096

Net increase	19,860,110
Net assets available for benefits
Beginning of year	166,981,494

End of year	$186,841,604

The accompanying notes are an integral part of these financial statements.

Popular, Inc. Puerto Rico Savings and Investment Plan

Notes to Financial Statements

December 31, 2012 and 2011

Note 1.	Description of Plan

The following description of the Popular, Inc. Puerto Rico Savings and Investment Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of its provisions.

Plan Description

The Plan is sponsored by Popular, Inc. (the “Corporation”). The Plan is a defined contribution plan covering substantially all employees of the Corporation and its affiliates (the “Companies”), who have one month of service, are at least eighteen years old and are residents of the Commonwealth of Puerto Rico. The Plan was established for the purpose of providing retirement benefits to employees and to encourage and assist them in adopting a regular savings plan that qualifies under the applicable income tax laws of the Commonwealth of Puerto Rico. The Plan provides the participants the ability to invest in mutual funds and common stock of the Corporation. The Plan is subject to the provisions of Employee Retirement Income Security Act of 1974 (“ERISA”).

Significant Transactions During 2012

Reverse stock split

On May 29, 2012, the Corporation completed a 1-for-10 reverse split of its common stock, $0.01 par value per share. Pursuant to the reverse stock split, each ten shares of authorized and outstanding common stock were reclassified and combined into one new share of common stock. Therefore, the number of shares of common stock authorized under the Corporation’s Restated Certificate of Incorporation was reduced from 1,700,000,000 to 170,000,000 shares, without any change in par value per common share. The reverse split did not change the number of shares of the Corporation’s preferred stock authorized, which remains at 30,000,000.

Please note that all share and per share information presented in these financial statements has been adjusted to retroactively reflect the reverse stock split.

Master Trust

The Popular Balanced Managed Fund (“PBMF”) investments were held in a Master Trust. Effective May 4, 2012 the PBMF was no longer offered as an investment option. In its place, on May 7, 2012, a new fund called Manning & Napier Pro Blend Extended Term was introduced as an investment alternative.

ERISA Class Action-Settlement Proceeds

Pursuant to the Class Action Settlement related to the legal action known as In Re Popular, Inc. ERISA Litigation, Master File: 3:09-CV-01552-ADC, in the United States District Court of Puerto Rico, in August 2012 the Plan and the Popular, Inc. USA Savings and Investment Plan (together referred to as the “Popular Plans”) were instructed to implement the Court-approved Plan of Allocation of the net settlement proceeds among eligible plan participants. Therefore, the Popular Plans credited the corresponding accounts with each eligible participant’s pro-rata portion of the total net settlement amount of $6,064,116. The amount of $4,715,545 was credited to the Plan, and the amount of $1,348,571 was credited to the Popular, Inc. USA Savings and Investment Plan.

Subsequently, in December 2012, the Plans performed an adjustment to the previously mentioned credits, as per guidelines established in the Court Order to reflect the proper calculation of each eligible participant’s share of the total net settlement proceeds. This adjustment resulted in a transfer of $492,573 from the Popular, Inc. USA Savings and Investment Plan to the Plan and an additional payment of $75,258 by the Plan Sponsor.

Popular, Inc. Puerto Rico Savings and Investment Plan

Notes to Financial Statements

December 31, 2012 and 2011

Plan Amendments

On February 17, 2012, the Board of Directors approved to amend the Plan granting full vesting to employees who elected to participate in the Voluntary Separation Program adopted by Popular Insurance, Inc. and Popular Risk Services, Inc.

Contributions

At December 31, 2012, Plan participants could authorize the Companies to make pre-tax deductions ranging from 1% to 70% and after-tax payroll deductions ranging from 1% to 10% of their monthly compensation, as defined. At no time may participant’s pre-tax contributions exceed the PR-Code Section 1081.01 (d)(7)(A) established legal limit ($13,000 for 2012 and $10,000 for 2011). Employees are automatically enrolled in the Plan at the pre-tax contribution rate of 4% of annual compensation and may change their contribution rate at any time. Also the Plan permits catch-up contributions that are before tax contributions made in excess of the deferral limit by a participant who has reached age 50, limited for calendar year ended on December 31, 2012 to $1,500.

The Plan provides that the Companies shall match up to 100% of the first 3% of total cash compensation contributed on a pre-tax basis, plus 50% of the next 2% contributed pre-tax. If pre-tax contributions exceed the legal limit, the excess pre-tax contributions would be recharacterized as “after-tax” and be eligible for company match up to the maximum possible match of 4% of compensation. Matching contributions are invested pursuant to each participant’s investment directions for elective deferrals. All matching contributions have been suspended since March 20, 2009.

In addition, the Corporation may make discretionary contributions to its own employees out of its net profits in such amounts as each subsidiary’s Board of Directors may determine. There were no profit sharing contributions for the years 2012 and 2011.

Participant Accounts

Each participant account is credited with its contribution and allocation of: (a) its own Company matching and profit sharing contribution and (b) plan earnings. Allocations are based on participant earnings or account balances, as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the Companies’ matching and discretionary profit sharing contributions plus actual earnings thereon is based on years of service. These contributions and actual earnings thereon vest in accordance with the following schedule:

Years of Service	Vesting %
Less than 1	0
At least 1	20
At least 2	40
At least 3	60
At least 4	80
5 or more	100

Payment of Benefits

Plan participants are permitted to make withdrawals from the Plan from after-tax contributions, subject to provisions in the Plan agreement. If a participant suffers financial hardship, as defined in the Plan agreement, the participant may request a withdrawal from his/her pre-tax contributions. Upon termination of service due to disability, retirement or other reasons, a

Popular, Inc. Puerto Rico Savings and Investment Plan

Notes to Financial Statements

December 31, 2012 and 2011

participant may elect to receive either a lump sum distribution in cash, recurring benefit payments, shares of Popular, Inc. common stock, if applicable, or a combination of elections. In the case of participant termination because of death, the entire vested amount is paid to the person or persons legally entitled thereto.

Notes Receivable from Participants

The Plan does not allow participants to take loans from their accounts. However, during 2006 the Plan was amended to allow active participants to take a one-time loan from the Plan collateralized by their account balances for the payment of the 5% tax on their Savings Plan account balance and Banco Popular de Puerto Rico Retirement Plan accrued benefits as provided by Act 87 of May 13, 2006. Subsequent to December 31, 2006, the Plan does not allow participants to take loans.

As of December 31, 2012, notes receivable from participants amounted to $512,858 (2011—$689,061) which is the unpaid principal balance of the loans issued during 2006, plus any accrued but unpaid interest.

Plan Expenses and Administration

The Plan is administered by the Popular, Inc. Benefits Committee which, in turn, may delegate certain administrative functions to other committees and/or officers of the Corporation. The named fiduciary of the Plan for purposes of investment-related matters is the Popular, Inc. Corporate Investment Committee.

The Plan’s Recordkeeper and Trustee is Banco Popular de Puerto Rico. Unless otherwise paid by the Companies, expenses of the Plan are borne by the Plan.

Forfeited Accounts

Forfeited balances of terminated participants’ non-vested accounts can be used to pay administrative expenses or, at the Companies’ discretion, may be redistributed among participants after a five (5) year severance period. During the severance period, if the terminated participant is reemployed by the Companies, the dollar value at the date of reemployment of such forfeited amounts shall be restored to the participant’s account if the reemployed participant repays to the Plan an amount equal to the dollar amount of his/her vested balance distributed upon termination.

During 2012, the Companies’ used forfeitures of $76,700 to pay administrative expenses.

Forfeited non-vested accounts amounted to $151,171 and $215,218 at December 31, 2012 and 2011, respectively.

Non-Participant Directed Investments

At December 31, 2012, there were no non-participant directed investments in the Plan.

Note 2.	Summary of Significant Accounting Policies

The significant accounting policies followed by the Plan in the preparation of the financial statements are summarized below:

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Popular, Inc. Puerto Rico Savings and Investment Plan

Notes to Financial Statements

December 31, 2012 and 2011

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Plan investments are presented at fair value. Shares of registered investment companies are presented at quoted market prices which represent the net asset value of shares held by the Plan at the reporting date. Popular, Inc.’s common stock is presented at the market price. The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments. Purchases and sales of securities are recorded on a trade date basis. Dividends are recorded on the ex-dividend date and interest is recorded under the accrual basis and credited to each participant’s account, as defined by the Plan document. Realized gains and losses form security transactions are reported on the average cost basis.

The Plan determines the fair values of its investments based on the fair value framework established in the Financial Accounting Standard Board (FASB) Accounting Standards Codification (ASC) 820 “Fair Value Measurements and Disclosures”, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Fair value is defined under ASC 820 as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurements date. The standard describes three levels of inputs that may be used to measure fair value which are: (1) quoted market prices for identical assets or liabilities in active markets, (2) observable market-based inputs or unobservable inputs that are corroborated by market data, and (3) unobservable inputs that are not corroborated by market data. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Refer to Note 4 to these financial statements for the ASC 820 disclosures required as of December 31, 2012 and 2011.

Interest Bearing Deposits

Interest Bearing Deposits consist of all demand deposits and balances invested in short-term highly liquid investments with original maturities of 90 days or less. Interest Bearing Deposits includes revenue sharing dollars accumulated over the past years that the Corporation will use to allocate pro-rata among Plan’s participants on the last day of the Plan Year based on their year end funds account balance. Revenue sharing dollars accumulated as of December 31, 2012 were $795,996, and were distributed to participants on January 11, 2013. Interest Bearing Deposits are valued at amortized cost, which approximates fair value.

Cash and Cash Equivalents

Cash and Cash Equivalents consist of all non interest bearing demand deposits.

Contributions

Employee and employer matching contributions are recorded in the period in which the Companies make the payroll deductions.

Discretionary contributions are recorded in the period in which they are earned by the participant as determined by the Corporation’s Board of Directors.

Popular, Inc. Puerto Rico Savings and Investment Plan

Notes to Financial Statements

December 31, 2012 and 2011

Rollovers Distributions

Terminated employees or retirees may elect to transfer their savings to other plans qualified by the Puerto Rico Department of the Treasury.

Rollovers Contributions

Rollovers Contributions to the Plan consist of monies received by a Participant from another plan qualified under PR Code.

Payment of benefits

Benefits are recorded when paid.

Note 3.	Plan Investments

The following table presents the Plan’s investments that represent five percent or more of the Plan’s net assets at December 31:

	2012				2011
	# of shares		Value		# of shares		Value

Master Trust		*		*	304,008		$56,062,292

Mutual funds
Principal Lifetime 2020 A	735,686		$9,343,215			**		**
Lord Abbett Value Opportunities I	566,235		$9,541,071		619,484		$9,478,120
Manning & Napier Fund Pro Blend Extended Term Class S	3,204,388		$50,981,815			***		***

Common stock ****
Popular, Inc.	2,046,162		$42,539,711		1,964,200		$27,302,393

Other
BPPR Bank Deposit Open
Account	19,995,651		$19,995,651		21,316,989		$21,316,989

*	Investment was not available at December 31, 2012.
**	Investment did not exceed 5% or more of the Plan’s assets at December 31, 2011.
***	Investment was not available at December 31, 2011.
****	All per share data has been adjusted to retroactively reflect the 1-for-10 reverse stock split effected on May 29, 2012.

BPPR Bank Deposit Open Account (“BDOA”) is reclassified to interest bearing deposits as prescribed by GAAP. For ERISA purposes, this BDOA is considered as an investment.

Popular, Inc. Puerto Rico Savings and Investment Plan

Notes to Financial Statements

December 31, 2012 and 2011

During 2012, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year, and excluding the Master Trust) appreciated in value as follows:

Popular, Inc. common stock	$17,164,385
Mutual funds	8,271,809

$25,436,194

Note 4.	Fair Value Measurements

The Plan measures fair value as required by ASC 820, “Fair Value Measurements and Disclosures” which provides a framework for measuring fair value under accounting principles generally accepted in the United States. Under ASC 820, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability.

ASC 820 establishes a fair value hierarchy that prioritizes the inputs and valuation techniques used to measure fair value into three levels in order to increase consistency and comparability in fair value measurements and disclosures. The classification of assets and liabilities within the hierarchy is based on whether the inputs to the valuation methodology used for the fair value measurement are observable or unobservable. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability based on market data obtained from independent sources. Unobservable inputs reflect the Plan’s estimates about assumptions that market participants would use in pricing the asset or liability based on the best information available. The hierarchy is broken down into three levels based on the reliability of inputs as follows:

Level 1 – Unadjusted quoted prices in active markets for identical assets that the Plan has the ability to access at the measurement date. Valuation on these instruments does not require a significant degree of judgment since valuations are based on quoted prices that are readily available in an active market.

Level 2 – Quoted prices other than those included in Level 1 that are observable either directly or indirectly. Level 2 inputs include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or that can be corroborated by observable market data for substantially the full term of the financial instrument.

Level 3 – Inputs are unobservable and significant to the fair value measurement. Unobservable inputs reflect the Plan’s own assumptions about assumptions that market participants would use in pricing the asset or liability.

Following is a description of the Plan’s valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2012 and 2011.

Cash & Cash Equivalents: The carrying amount of cash and cash equivalents are reasonable estimates of the fair value due to its short term maturity.

Popular, Inc. Puerto Rico Savings and Investment Plan

Notes to Financial Statements

December 31, 2012 and 2011

Interest Bearing Deposits: The carrying amount of interest bearing deposits are reasonable estimates of the fair value due to its short term maturity.

Equity Securities: Equity securities with quoted market prices obtained from an active exchange market are classified as Level 1.

Mutual Funds: Investments in mutual funds are valued at the net asset value (NAV) of shares held by the Plan at year end. These securities are classified as Level 2. Investments in mutual funds generally may be redeemed daily.

The preceding methods may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level, within the fair value hierarchy, the Plan’s net assets at fair value as of December 31, 2012 and December 31, 2011.

	Assets at Fair Value as of December 31, 2012
	Level 1	Level 2	Level 3	Total
Popular, Inc. Common Stock	$42,539,711	$—	$—	$42,539,711

Investments in Mutual Funds:
Fixed Income Funds	—	29,495,244	—	29,495,244
Equity Funds	—	93,035,739	—	93,035,739

Total assets, at fair value	$42,539,711	$122,530,983	$—	$165,070,694

	Assets at Fair Value as of December 31, 2011
	Level 1	Level 2	Level 3	Total
Popular, Inc. Common Stock	$27,302,393	$—	$—	$27,302,393

Investments in Mutual Funds:
Fixed Income Funds	—	25,855,190	—	25,855,190
Equity Funds	—	34,595,371	—	34,595,371

Total assets, excluding Plan interest in Master Trust, at fair value	$27,302,393	$60,450,561	$—	$87,752,954

There were no transfers in and/or out of Level 3 for financial instruments measured at fair value on a recurring basis during the years ended December 31, 2011 and 2012. There were no transfers in and/or out of Level 1 and Level 2 during the years ended December 31, 2011 and 2012. If the Plan were to recognize transfers, it would do so at the end of the reporting period.

Popular, Inc. Puerto Rico Savings and Investment Plan

Notes to Financial Statements

December 31, 2012 and 2011

Note 5.	Investment in Master Trust

A portion of the Plan’s investments at December 31, 2011 was in the Master Trust which was established for the investment of certain assets of the Plan, as discussed in Note 1. Each participating plan has an undivided interest in the Master Trust.

Investments in the Master Trust are managed by the Popular Fiduciary Services Division of the Bank and by several investment managers. Investment securities are held in safekeeping by another commercial bank and by the Popular Fiduciary Services Division of the Bank. The assets of the Master Trust are held by Banco Popular de Puerto Rico (the “Trustee”).

The Plan’s interest in the net assets of the Master Trust was liquidated on May 3, 2012. Investment income, investment expenses and administrative expenses relating to the Master Trust are allocated to the individual plans based upon average monthly balances invested by each plan.

At December 31, 2011, the Plan’s interest in the net assets of the Master Trust was approximately 8.892 percent.

Investments held in the Master Trust as of December 31, 2012 are not presented given that the Plan no longer holds an interest in the Master Trust as of December 31, 2012.

The following investments were held in the Master Trust as of December 31, 2011:

2011

Obligations of the U.S. Government and its agencies	$182,891,556
Commodity fund	14,568,118
Corporate bonds and debentures	44,462,919
Equity securities	240,284,477
Foreign equity fund	59,699,292
Foreign index fund	24,675,846
Index Funds - Equity	39,640,013
Index Funds - Fixed income	2,395,558
Mortgage backed securities	10,570,324
Cash and cash equivalents	10,489,719
Private equity investment	792,399
Receivable for securities sold	1,337,100
Accrued investment income	1,573,988

633,381,309
Less: Accrued expenses	(253,852)
Investment securities purchased	(1,604,261)
Redemptions payable	(103,371)
Net assets in Master Trust	$631,419,825

Popular, Inc. Puerto Rico Savings and Investment Plan

Notes to Financial Statements

December 31, 2012 and 2011

Investment income in the Master Trust for the period from January 1, 2012 through May 3, 2012 is as follows:

For the period from January 1, 2012 through May 3, 2012
Net (depreciation) appreciation in fair value of investments:
Obligations of the U.S. Government and its agencies	$(53,585)
Commodity fund	151,039
Corporate bonds and debentures	920,649
Equity securities	25,436,518
Foreign equity fund	6,181,046
Foreign index fund	1,878,719
Index Funds - Equity	4,089,359
Index Funds - Fixed income	53,908
Mortgage backed securities	(137,835)
Private equity investment	(144,973)

Net appreciation in fair value of investments	38,374,845
Dividend income	3,916,009
Interest income	1,568,708
Less: Investment expenses	(394,825)
Administrative expenses	(60,659)

Net investment income	$43,404,078

Following is a description of the Master Trust’s valuation methodologies used for investments measured at fair value:

Equity Securities: Equity securities with quoted market prices obtained from an active exchange market and high liquidity are classified as Level 1.

Index Funds – Equity: Investments in index funds – equity with quoted market prices obtained from an active exchange market and high liquidity are classified as Level 1. Investments in registered investment companies (mutual funds) generally may be redeemed daily.

Index Funds – Fixed Income, Foreign Equity Funds and Commodity Funds: These investments are valued at the net asset value (NAV) of shares held by the Plan at year end. These securities are classified as Level 2. Investments in registered investment companies (mutual funds) generally may be redeemed daily.

Obligations of U.S. Government and its Agencies: The fair value of Obligations of U.S. Government and its agencies is based on an active exchange market and is based on quoted market prices for similar securities. These securities are classified as Level 2. U.S. agency structured notes are priced based on a bond’s theoretical value from similar bonds defined by credit quality and market sector and for which the fair value incorporates an option adjusted spread in deriving their fair value. These securities are classified as Level 2.

Popular, Inc. Puerto Rico Savings and Investment Plan

Notes to Financial Statements

December 31, 2012 and 2011

Mortgage Backed Securities: Certain agency mortgage backed securities (“MBS”) and other asset backed securities (“ABS”) are priced based on a bond’s theoretical value from similar bonds defined by credit quality and market sector. Their fair value incorporates an option adjusted spread. The agency MBS and other ABS are classified as Level 2.

Corporate Bonds and Debentures: The fair value of corporate bonds and debentures is obtained from third party pricing service providers that use a pricing methodology based on an active exchange market and based on quoted market prices for similar securities. These securities are classified as Level 2.

Private Equity Investment: The private equity investment is valued using unobservable inputs and is classified as Level 3. The fair market value of the private equity interests has been determined using Net Asset Value (NAV) provided by the General Partner and used for expedience purposes. At December 31, 2011, the Plan had unfunded commitments of $131,858 outstanding. The Master Trust’s investment in the private equity investment is not redeemable at any point in time.

The closing prices reported in the active markets in which the securities are traded are used to value the investments in the Master Trust. The following table sets forth by level, within the fair value hierarchy, the Master Trust’s investments at fair value as of December 31, 2011:

	Investments in Securities
	Level 1	Level 2	Level 3	Balance 12/31/2011

Obligations of the U.S. Government and its agencies	$—	$182,891,556	$—	$182,891,556
Commodity fund	—	14,568,118	—	14,568,118
Corporate bonds and debentures	—	44,462,919	—	44,462,919
Equity securities	240,284,477	—	—	240,284,477
Foreign equity fund	—	59,699,292	—	59,699,292
Foreign index fund	—	24,675,846	—	24,675,846
Index Funds - Equity	39,640,013	—	—	39,640,013
Index Fund - Fixed income	—	2,395,558	—	2,395,558
Mortgage backed securities	—	10,570,324	—	10,570,324
Private equity investment	—	—	792,399	792,399

Total	$279,924,490	$339,263,613	$792,399	$619,980,502

Note 6.	Plan Termination

Although it has not expressed any intent to do so, the Corporation has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the interest of each participant in the Plan shall be fully vested and such termination shall not reduce the interest of any participating employee or their beneficiaries accrued under the Plan up to the date of such termination.

Popular, Inc. Puerto Rico Savings and Investment Plan

Notes to Financial Statements

December 31, 2012 and 2011

Note 7.	Tax Status

The Plan is designed and intended to be qualified under Section 1165 of the Puerto Rico Internal Revenue Code of 1994, as amended (the (“1994 PR Code”), and Section 1081.01(a) of the Internal Revenue Code for a New Puerto Rico, Act No. 1 of January 31, 2011, as amended from time to time (the “2011 PR Code”). The Plan has received a favorable determination letter from the Puerto Rico Treasury Department (the “PR Treasury”) as to its qualified status under the 1994 PR Code. The Plan filed for a favorable determination letter with the PR Treasury under the 2011 PR Code. No events have occurred with respect to the Plan or the associated Trust that, in substantial likelihood, would result in the Plan being disqualified by the PR Treasury. The Trust associated with the Plan is intended to be exempt from Puerto Rico income taxation pursuant to the provisions of Section 1165(a) of the 1994 PR Code and Section 1081.01(a) of the 2011 PR Code, and, pursuant to Section 1022(i)(1) of ERISA, for United States income tax purposes, the Plan’s Master Trust is to be considered as an organization as described in Section 401(a) of the U.S. Internal Revenue Code of 1986, as amended (the “U.S. Code”) and exempt under Section 501(a) of the U.S. Code. Accordingly, no provision for income taxes has been made.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by federal, state and/or local taxing authorities. The plan administrator believes there are no tax positions and has concluded that as of December 31, 2012 there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions. At December 31, 2012, the years 2007 and thereafter remains subject to examination; however, there are currently no audits for any tax periods in progress.

Note 8.	Risks and Uncertainties

The Plan’s investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the values of investments, it is at least reasonably possible that changes in these factors in the near term could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits. Individual participants’ accounts bear the risk of loss resulting from fluctuations in investment values.

Note 9.	Related-Party Transactions

At December 31, 2012 and 2011, the Plan held 2,046,162 and 1,964,200 common shares of Popular, Inc., with a quoted market value of $42,539,711 and $27,302,393, respectively. These transactions are permitted party-in-interest transactions under provisions of ERISA and the regulations promulgated thereunder.

As of December 31, 2011, the Plan held 304,008 shares of Master Trust Fund, with a market value of $56,062,292. These transactions are permitted party-in-interest transactions under provisions of ERISA and the regulations promulgated thereunder.

Popular Asset Management, the investment management division of Banco Popular de Puerto Rico, acts as the Investment Adviser of the Plan.

Popular, Inc. Puerto Rico Savings and Investment Plan

Notes to Financial Statements

December 31, 2012 and 2011

As of December 31, 2012 and 2011, the Plan held a bank deposit open account with Banco Popular de Puerto Rico of $19,995,651 and $21,316,989, respectively. The Plan held a time deposit open account with Banco Popular de Puerto Rico ($905,311 in 2012 and $728,499 in 2011).

As of December 31, 2012 a payment from Popular, Inc. of $75,258 was received related to the ERISA Class Action Settlement as explained in Note 1.

Included in the Plan assets are notes receivable from participants. At December 31, 2012 and 2011 notes receivable from participants amounted to $512,858 and $689,061, respectively. For the year ended December 31, 2012 interest income related to notes receivable from participants amounted to $20,199. These transactions qualify as party-in-interest transactions permitted under provisions of ERISA.

Banco Popular de Puerto Rico, one of the Companies covered by the Plan, is providing services as Trustee and Recordkeeper for the Plan. Fees paid by the Plan Sponsor for these services amounted to approximately $312,437 for the year ended December 31, 2012.

Note 10.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2012 and 2011 to Form 5500:

	2012	2011
Net assets available for benefits per the financial statements	$186,841,604	$166,981,494
Less: Amounts allocated to withdrawing participants	(102,771)	(111,136)

Net assets available for benefits per the Form 5500	$186,738,833	$166,870,358

The following is a reconciliation of benefits paid to participants per the financial statements for the period ended December 31, 2012 to Form 5500:

Benefits paid to participants per the financial statements	$28,553,396
Add: Amounts allocated to withdrawing participants at December 31, 2012	102,771
Less: Amounts allocated to withdrawing participants at December 31, 2011	(111,136)

Benefits paid to participants per Form 5500	$28,545,031

For purposes of Form 5500, interest-bearing cash equivalents are classified as Plan investments. The amount of interest-bearing cash equivalents classified as investment on the Form 5500 was $20,900,962 and $22,045,488 as of December 31, 2012 and 2011, respectively.

Note 11.	Subsequent Events

The Plan has evaluated subsequent events through the filing date. The Plan has determined that the event below occurring in this period requires disclosure in the accompanying financial statements.

On April 1, 2013, the employer matching contribution was reinstated with the following formula: 50% of employee contributions up to a 4% of total compensation.

Popular, Inc. Puerto Rico Savings and Investment Plan

Schedule H, Line 4i - Schedule of Assets

December 31, 2012

Supplemental Schedule

Exhibit I

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment	(d) Cost		(e) Current Value
	American Funds Amcap R5	Mutual Fund 105,641 shares		**	$2,304,035
	Franklin US Government Secs Adv	Mutual Fund 137,549 shares		**	938,091
	Lord Abbett Value Opportunities I	Mutual Fund 566,235 shares		**	9,541,071
	Manning & Napier Fund Pro Blend Extended Term Class S	Mutual Fund 3,204,388 shares		**	50,981,815
	MFS Research International A	Mutual Fund 290,723 shares		**	4,439,348
	MFS Value R4	Mutual Fund 192,693 shares		**	4,859,427
	Pimco Total Return Admin	Mutual Fund 579,385 shares		**	6,512,290
	Principal Lifetime 2010 A	Mutual Fund 589,238 shares		**	7,141,572
	Principal Lifetime 2020 A	Mutual Fund 735,686 shares		**	9,343,215
	Principal Lifetime 2030 A	Mutual Fund 422,306 shares		**	5,299,946
	Principal Lifetime 2040 A	Mutual Fund 359,510 shares		**	4,519,051
	Principal Lifetime 2050 A	Mutual Fund 236,318 shares		**	2,904,358
	Principal Lifetime Strategic Inc A	Mutual Fund 486,020 shares		**	5,560,076
	Prudential Jennison Small Company A	Mutual Fund 27,967 shares		**	627,023
	Vanguard 500 Index Investor	Mutual Fund 57,544 shares		**	7,559,665

	Total Mutual Funds			**	122,530,983

*	BPPR Bank Deposit Open Account	Time Deposit Variable		**	19,995,651
*	BPPR Time Deposit Open Account	Time Deposit Variable		**	905,311

	Total Interest Bearing Deposits				20,900,962

*	Cash and Cash Equivalents				75,258

*	Popular, Inc.	Common Stock 2,046,162 shares		**	42,539,711

*	Participant loans	Participant loans with maturities ranging from 01/01/2013 to 12/31/2016 and interest rate of 5%		**	512,858

					$186,559,772

*	Party in-interest
**	Cost is not required for participant directed investments

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the persons who administer the employee benefit plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

POPULAR, INC. PUERTO RICO SAVINGS & INVESTMENT PLAN
(Registrant)

Date: June 28, 2013	By:	/s/ Eduardo J. Negrón
Eduardo J. Negrón Chairperson Popular, Inc. Benefits Committee (Plan Administrator)